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                              February 1, 2023

       Xin Sun
       Chief Executive Officer
       China Health Industries Holdings, Inc.
       3199-1 Longxiang Road, Songbei District, Harbin City
       Heilongjiang Province
       People   s Republic of China

                                                        Re: China Health
Industries Holdings, Inc.
                                                            Annual Report on
Form 10-K for Fiscal Year Ended June 30, 2022
                                                            Filed September 15,
2022
                                                            File No. 000-51060

       Dear Xin Sun:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 10-K for Fiscal Year Ended June 30, 2022

       Part I
       Item 1. Business, page 1

   1. At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a Delaware
holding company with operations conducted by your
                                                        subsidiaries.
   2.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China. Your disclosure
                                                        should make clear
whether these risks could result in a material change in your operations and/or the value of
your securities or could significantly limit or completely hinder your ability to offer or
continue to offer securities to investors and cause the value of such securities to
significantly decline or be worthless. Your disclosure should address how
 Xin Sun
FirstName LastNameXin    Sun
China Health Industries Holdings, Inc.
Comapany1,NameChina
February   2023        Health Industries Holdings, Inc.
February
Page 2 1, 2023 Page 2
FirstName LastName
         recent statements and regulatory actions by China   s government, such
as those related to
         data security or anti-monopoly concerns, have or may impact the
company   s ability to
         conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.
3. Please disclose that you have been identified as of October 21, 2022 in the conclusive list of issuers under the Holding Foreign Companies Accountable Act providing prominent disclosure regarding your identification as an issuer on this list (www.sec.gov/hfcaa) and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. In addition, disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB
         determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities, and disclose the impact of such identification, including potential volatility in the trading price and volume of your listed securities.
4. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences.
         Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
5. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace
         Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.
         Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
General

6.       Please tell us how you have complied with Item 9C of Form 10-K.
7. As it appears that your officers and directors are located in China, please revise to include
 Xin Sun
FirstName LastNameXin    Sun
China Health Industries Holdings, Inc.
Comapany1,NameChina
February   2023        Health Industries Holdings, Inc.
February
Page 3 1, 2023 Page 3
FirstName LastName
         a separate Enforceability section to disclose the difficulty of bringing actions and enforcing judgements against these individuals and that it may be difficult to enforce any judgments obtained from foreign courts against the company or the company's directors and officers in China. Refer to Regulation S-K Item 101(g) for further guidance.
8. Disclose the risks that your corporate structure and being based in or having the majority
         of the company   s operations in China poses to investors. In
particular, describe the
         significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.
9. Please expand to disclose that trading in your securities may be prohibited under the
         Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. In addition, please disclose that the Accelerating Holding Foreign
         Companies Accountable Act decreases the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or
         Hong Kong.
10.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.
11. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with
 Xin Sun
China Health Industries Holdings, Inc.
February 1, 2023
Page 4
      the regulations or policies that have been issued by the CAC to date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635
with any questions.



                                                           Sincerely,
FirstName LastNameXin Sun
                                                           Division of
Corporation Finance
Comapany NameChina Health Industries Holdings, Inc.
                                                           Office of Life
Sciences
February 1, 2023 Page 4
cc:       Elizabeth Fei Chen, Esq.
FirstName LastName